U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended December 31, 2001
                                               -----------------










                      FirstEnergy Corp. (File No. 70-09501)
  --------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                     76 South Main Street, Akron, Ohio 44308
  --------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                FirstEnergy Corp.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                For the quarterly period ended December 31, 2001
                                               ------------------



                                Table of Contents
                                -----------------

  Item
   No.                                Title                            Page
  ----        --------------------------------------------------       ----

    1         Organization Chart                                         1

    2         Issuances and Renewals of Securities and
              Capital Contributions                                      2

    3         Associate Transactions                                     3

    4         Summary of Aggregate Investment                            5

    5         Other Investments                                          6

    6         Financial Statements and Exhibits:

                  A - Financial Statements                               7

                  B - Exhibits                                           7

                  C - Certificate of FirstEnergy Corp.                   7

              Signature                                                  8


  Note:    All  dollar  amounts  shown in this  Form  U-9C-3  are  expressed  in
           thousands   except  for  the  amounts   presented  in  the  financial
           statements (Exhibit A), which are expressed in whole dollars.



                                                        ITEM 1 - ORGANIZATION CHART

                                                   Energy (ERC)
                                                   or Gas (GRC)     Date of      State of   Percentage of Voting     Nature of
          Name of Reporting Company              Related Company Organization  Organization   Securities Held *      Business
---------------------------------------------    --------------- ------------  ------------ --------------------    ----------

FirstEnergy Corp. (a)
-----------------

  GPU Advanced Resources, Inc. (b)                     ERC         09/13/96     Delaware           100.0%               (c)

  GPU Diversified Holdings LLC (b)                     ERC         08/03/00     Delaware           100.0                (d)

    GPU Solar, Inc.                                    ERC         07/09/97     New Jersey          50.0                (e)


* Sets forth the percentage of voting securities held directly or indirectly by FirstEnergy Corp. or GPU Diversified Holdings LLC, as applicable.
(a) FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.
(b)   These companies are direct wholly owned subsidiaries of FirstEnergy Corp.
(c) This subsidiary was formed to engage in energy services and retail energy sales.
(d) This energy-related company holds securities directly in the energy-related company set.
      below its name.
(e) This subsidiary is involved in the development and commercialization of photovoltaics.


                   Narrative Description of Activities for Reporting Period

               On November 7, 2001, FirstEnergy Corp. (FirstEnergy), an Ohio corporation, merged with GPU, Inc. (GPU), a registered holding company under the Public Utility Holding Company Act of 1935 (the 1935 Act). FirstEnergy is the surviving company in the merger. Upon completion of the merger on November 7, 2001, FirstEnergy filed with the SEC a Notification of Registration on Form U-5A, thereby registering as a holding company pursuant to the provisions of Section 5(a) under the 1935 Act.

               The period for which this report is being filed, the activities disclosed in this quarterly report, as well as organization chart shown above in Item 1, are related only to the former GPU Companies.


           ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                            Type of      Principal                         Company to     Collateral     Consideration
                            Security     Amount of   Issue or   Cost of   whom Security   Given with        Received
Company Issuing Security    Issued       Security    Renewal    Capital    was Issued      Security     for Each Security
------------------------  ----------- -------------  --------   -------   -------------   -----------   -----------------

         None.

                               Company Contributing         Company Receiving           Amount of Capital
                                     Capital                      Capital                  Contribution
                               --------------------         -----------------           -----------------

                                       None.


Note: The information provided in Item 2 presents the activities of the reporting period only.

                         ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


                                                                          Total
   Reporting Company    Associate Company                                 Amount
  Rendering Services    Receiving Services   Types of Services Rendered   Billed
----------------------  ------------------   --------------------------   ------

          None.


Note: The information provided in Item 3 presents the activities of the reporting period only.



                         ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

                                                                                                               Total
     Associate Company                   Reporting Company                                                     Amount
      Rendering Services                 Receiving Services            Types of Services Rendered              Billed
------------------------------           ------------------            --------------------------              ------

GPU Diversified Holdings LLC (a)     GPU Solar, Inc.                   Management, marketing and technical      xx (b)
                                                                       expertise for GPU
Solar, Inc.

GPU Service, Inc.                    GPU Diversified Holdings LLC      Legal and certaingeneral and             xx (b)
                                                                       administrative services for
                                                                       GPU Diversified Holdings LLC

GPU Service, Inc.                    GPU Advanced Resources, Inc.      Legal and certain general and            xx (b)
                                                                       administrative services for
                                                                       GPU Advanced Resources, Inc.


Note:       The information provided in Item 3 presents the activities of the reporting period only.  The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

           (a)  Management, marketing and technical services rendered to GPU Solar, Inc. are being performed by certain employees of GPU Service, Inc. (on behalf of GPU Diversified Holdings LLC).

           (b)  The amounts shown include overhead charges applied, at a rate of 17.62%, to employee salaries billed for services rendered.  No capital costs were charged.




                                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  December 31, 2001           $15,408,146                       Line 1
                                                    -----------------
      Total capitalization multiplied by 15% (line 1 multiplied by 0.15)          2,311,222                       Line 2
      Greater of $50 million or line 2                                                           $2,311,222       Line 3

      Total current aggregate investment:
      (categorized by major line of energy-related business)
         Energy services and retail energy sales (Category V)                        25,900
         Development and commercialization of photovoltaics (Category II)             1,560
                                                                                 ----------
              Total current aggregate investment                                                     27,460       Line 4
                                                                                                  ---------

      Difference between the greater of $50 million or 15% of capitalization and the total  aggregate  investment  of the  registered  holding  company
          system (line 3 less line 4)                                                            $2,283,762       Line 5
                                                                                                  =========


Note: The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

         The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to FirstEnergy Corp. or any subsidiary company thereof.



                                                  ITEM 5 - OTHER INVESTMENTS

                                       Aggregate Investment as of    Change in Investments       Reason for Change
Major Line of Energy-Related Business     September 30, 2001        During Reporting Period        in Investments
-------------------------------------  --------------------------   -----------------------      ------------------

Energy services and retail energy
  sales (Category V)                            $25,900                      $  -                    No change.




Development and commercialization of
  photovoltaics (Category II)                     1,560                         -                    No change.


                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements
    --------------------

   A-1 Financial statements of GPU Advanced Resources, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

   A-2 Financial statements of GPU Diversified Holdings LLC - not required for the last quarterly period of the registered holding company's fiscal year.

   A-3 Financial statements of GPU Solar, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.


B.  Exhibits
    --------

    Contracts Required by Item 3
    ----------------------------

     B-1 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

     B-2 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

     B-3 Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

     B-4 Contract between GPU Service, Inc. and GPU Diversified Holdings LLC to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 2001.



C.  Certificate of FirstEnergy Corp.
    --------------------------------

                                    SIGNATURE


      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                      FIRSTENERGY CORP.



March 28, 2002
                                      By:          /s/ Harvey L. Wagner
                                            -----------------------------------
                                                       Harvey L. Wagner
                                                 Vice President and Controller
                                                (Principal Accounting Officer)